                                                       Filed by NetGenesis Corp.
                             Filed pursuant to Rule 425 under the Securities Act
                               of 1933, and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                               Subject Company: NetGenesis Corp.
                                                    Commission File No.: 0-29721

Press Release

SOURCE: NetGenesis Corp.
NETGENESIS REPORTS THIRD QUARTER RESULTS

CAMBRIDGE, Mass.--(BUSINESS WIRE)--Oct. 31, 2001--NetGenesis Corp. (Nasdaq:NTGX
- news), a leading provider of E-Metrics solutions for Global 2000 companies, today reported its financial results for the third quarter ended September 30, 2001.

For the third quarter of 2001, the Company reported revenue of $3.0 million, compared to $6.7 million in the same period last year and $4.3 million in the second quarter of 2001. Software license revenues in the quarter were $636,000 compared with $3.9 million in the third quarter of 2000 and $1.9 million in the second quarter of 2001. Maintenance and service revenues were $2.4 million, compared with $2.8 million in the third quarter of 2000 and $2.4 million in the second quarter of 2001.

Pro forma net loss for the third quarter of 2001 was $6.8 million, or $(0.31) per basic and diluted share, compared to a pro forma net loss of $4.9 million, or $(0.24) per basic and diluted share in the same period of 2000. Pro forma results for the third quarter of 2001 exclude a restructuring charge of $2.6 million for a workforce reduction and facility consolidation announced July 26, and non-cash charges for stock-based compensation and amortization of intangible assets. Including these charges, the net loss for the third quarter of 2001 was $10.5 million, or $(0.48) per basic and diluted share, compared to a net loss for the third quarter of 2000 of $5.5 million, or $(0.27) per basic and diluted share.

Comments on the Third Quarter

"During the third quarter, we experienced a challenging sales environment as IT budgets continued to be constrained, particularly in light of the general economy and delays caused by the recent tragic events," stated Larry Bohn, President and Chief Executive Officer. "However, we expect that some of the deals that were delayed in the third quarter will close in the fourth quarter. In the meantime, we have continued to restructure our business in Q4 to reduce our operating costs. We will continue this process during the quarter as we close out the year and prepare for integration in relation to our recently announced proposed merger."

"We achieved strong repeat business during the third quarter, particularly with our Fortune 500 accounts. Interest in our Web analytic capabilities remained high as we demonstrated how our solutions can positively impact the ROI of Web initiatives in a short period of time," continued Bohn.

Nine Month Results

Revenues for the nine months ended September 30, 2001 were $11.0 million compared with $16.3 million in the first nine months of 2000. Pro forma net loss for the first nine months of 2001 was $28.2 million, or $(1.32) per basic and diluted share, compared with a pro forma net loss of $14.8 million, or $(0.78) per basic and diluted share, in the same period of 2000. Pro forma results exclude second and third quarter 2001 restructuring charges of $2.5 million and $2.6 million, respectively, for workforce reduction and facility consolidation, and non-cash charges for stock-based compensation, amortization of intangible assets, and dividends and accretion of preferred stock. Including these charges, the net loss for the first nine months of 2001 was $36.0 million, or $(1.69) per basic and diluted share, compared to a net loss for the first nine months of 2000 of $17.4 million, or $(1.07) per basic and diluted share.

On October 29, 2001 NetGenesis announced that it had signed a definitive agreement pursuant to which SPSS, Inc. (Nasdaq:SPSS - news) will acquire NetGenesis in a stock transaction designed to qualify as a tax-free reorganization, subject to usual and customary closing conditions, and approval from NetGenesis shareholders. Upon consummation of the merger, each NetGenesis share will be converted into the right to receive .097 shares of SPSS common stock. NetGenesis and SPSS are preparing for a closing of the acquisition before December 31, 2001. "We are very excited about this agreement as NetGenesis and SPSS share a common vision," continued Larry Bohn. "Together we will bring the best of offline customer and predictive analysis with the best in web analytics to take a leadership position in the emerging multi-channel analytic CRM market."

Additional Information Regarding SPSS Transaction

The information contained in this press release is not a substitute for the prospectus/proxy statement that NetGenesis and SPSS (and a subsidiary thereof) will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors. The prospectus/proxy statement and other documents which will be filed by NetGenesis and SPSS (and a subsidiary thereof) with the Securities and Exchange Commission will be available free of charge at the SEC's Web site (www.sec.gov) or by directing a request when and if such a filing is made to NetGenesis Corp., One Alewife Center, Cambridge, Massachusetts, 02140, Attn: Investor Relations; or by directing a request when and if such filing is made to SPSS, Inc., 233 South Wacker Drive, Chicago, Illinois 60606, Attn: Investor Relations.

Conference Call Information

In conjunction with this news release, NetGenesis management will host a conference call for investors today at 8:30 a.m. ET. The call will be broadcast live over the Internet. Investors interested in listening to the Webcast should log onto the "Investor Relations" section of the NetGenesis Web site, located at www.netgen.com, at least 15 minutes prior to the event's broadcast.

About NetGenesis

NetGenesis provides E-Metrics solutions - a combination of software and analytic consulting services that dramatically improve the financial performance of e-business initiatives. The NetGenesis solution enables customers to quantify the return on their investments of complex

Web initiatives - from marketing and site design improvements, to customer acquisition, conversion and retention. NetGenesis has over 400 market-leading customers including British Telecommunications, Charles Schwab, Fidelity Investments, General Electric, Sun Microsystems, Time and Verizon. NetGenesis has strategic relationships with industry leaders such as ATG, Digitas, IBM, Navisite, Oracle, the Sun-Netscape Alliance and Vignette. Forbes named NetGenesis to its 2001 list of the 100 fastest growing technology companies. NetGenesis was also named to Software Magazine's Software 500 list for 2000 and the 2000 Deloitte & Touche Technology Fast 500 for North America. For more information contact 617-665-9200 (United States), +44 207 747 3510 (United Kingdom), +49 241 978870 (Germany) or visit http://www.netgen.com

Except for historical facts, the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements are merely our predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include: the uncertain demand for our products and services, uncertainty as to the continued investment of our potential customers in the internet, and as to the duration and extent of the current downturn in spending by United States and international companies on information technology focused on the internet, our dependence on a small number of large orders in each quarter, long and unpredictable sales cycles, possible delays in customer orders or product installations, the timing of introductions of new products and services by us or our competitors, and the effectiveness of our expense reduction initiatives. Other factors that could affect future events include the factors we described in our Form 10-K for the year ended December 31, 2000, our Form 10-Q for the quarter ended June 30, 2001 and our Registration Statement on Form S-1 filed on February 25, 2000, File no. 333-93335, each of which you can read at www.sec.gov or www.netgen.com We assume no obligation to update our forward-looking statements to reflect new information or developments.

                                NetGenesis Corp.
                            Statements of Operations
                      (in thousands, except per share data)

                          Three Months Ended       Nine Months Ended
                         Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                           2001        2000        2001        2000
Revenue:
 Product revenue         $    636    $  3,921    $  3,369    $  9,248
 Service revenue            2,393       2,810       7,650       7,034

  Total revenue             3,029       6,731      11,019      16,282

Cost of revenue:
 Cost of product revenue       80         222         416         541
 Cost of service revenue    1,952       2,727       8,037       7,016

  Total cost of revenue     2,032       2,949       8,453       7,557

Gross profit                  997       3,782       2,566       8,725

Operating expenses:
 Sales and marketing        4,042       5,373      17,667      14,640
 Research and
  development               2,197       2,723       7,518       7,730
 General and
  administrative            1,899       1,693       6,762       4,919
 Stock-based
  compensation              1,035         543       2,468       2,142
 Amortization of
  intangibles                  83        --           250        --
 Restructuring charges      2,627        --         5,099        --

  Total operating
   expenses                11,883      10,332      39,764      29,431

Loss from operations      (10,886)     (6,550)    (37,198)    (20,706)

Total other income            371       1,083       1,176       3,725

Net loss                 $(10,515)   $ (5,467)   $(36,022)   $(16,981)

Dividends and accretion
 of redeemable preferred
 stock                       --          --          --          (442)

Net loss available to
 common stockholders      (10,515)     (5,467)    (36,022)    (17,423)

Basic and diluted net
 loss available to
 common stockholders per
 share                   $  (0.48)   $  (0.27)   $  (1.69)   $  (1.07)

Shares used in computing
 basic and diluted net
 loss available to
 common stockholders per
 share                     21,774      20,386      21,300      16,310

Pro forma net loss
 available to common
 stockholders              (6,770)     (4,924)    (28,205)    (14,839)

Pro forma basic and
 diluted net loss
 available to common
 stockholders per share  $  (0.31)   $  (0.24)   $  (1.32)   $  (0.78)

Shares used in computing
 pro forma basic and
 diluted net loss
 available to common
 stockholders per share    21,774      20,386      21,300      19,081

Note: Pro forma results do not include stock-based compensation, amortization of intangible assets, dividends and accretion of preferred stock, or restructuring charges.


                                NetGenesis Corp.
                                  Balance Sheet
                                 (in thousands)

                                 September 30, 2001  December 31, 2000
Assets
Current assets:

     Cash and cash equivalents        $ 11,621           $ 15,564
     Restricted cash                     2,088                490
     Investments available for
      sale                              19,784             32,870
     Accounts receivable, net of
      allowances for doubtful
      accounts                           3,299              9,100
     Prepaid expenses and other
      current assets                     2,270              2,283

        Total current assets            39,062             60,307

Marketable securities                    1,352              4,312
Fixed assets, net                        7,329             10,861
Other assets                             3,338              3,505

        Total assets                  $ 51,081           $ 78,985

Liabilities and Stockholders'
 Equity
Current liabilities:
     Current portion of capital
      lease obligations               $  1,612           $    442
     Current portion of
      long-term debt                       453              1,354
     Accounts payable                    1,215                664
     Accrued expenses                    7,585              3,428
     Deferred revenue                    2,261              2,738

        Total current liabilities       13,126              8,626

Long-term portion of capital
 lease obligations                       1,111                362
Long-term debt                              --                121
Other long-term liabilities                488                164

        Total liabilities               14,725              9,273

Stockholders' equity:
     Common stock, $.001 par
      value per share                       24                 22
     Additional paid-in capital        131,063            130,739
     Deferred compensation              (4,562)           (6,946)

     Note receivable from
      stockholder                         (183)              (96)
     Accumulated deficit               (90,146)          (54,129)
     Accumulated other
      comprehensive income                 160                122

        Total stockholders'
         equity                         36,356             69,712

        Total liabilities and
         stockholders' equity         $ 51,081           $ 78,985

-----------------------
Contact:

     Chris Hanson
     Chief Financial Officer
     NetGenesis Corp.
     (617) 665-9200
      or
     James Buckley
     Executive Vice President
     Sharon Merrill Associates
     (617) 542-5300



NetGenesis and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of NetGenesis with respect to the transactions contemplated by the merger agreement among NetGenesis, SPSS and a wholly-owned subsidiary of SPSS. Information regarding such officers and directors is included in NetGenesis' definitive proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on May 21, 2001. This document is available free of charge at the SEC's website indicated above and from NetGenesis by contacting its Investor Relations Department.